EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended September 30,	Three Months Ended September 30,
	2005	2004

Basic Earnings Per Share

Net earnings	$737,000	$643,000

Weighted-average Common Shares:

Outstanding	7,930,000	7,719,000

Basic Earnings Per Share	$0.09	$0.08

Diluted Earnings Per Share

Net earnings	$737,000	$643,000

Weighted-average Common Shares:

Outstanding	7,930,000	7,719,000

Options and Warrants	206,000	401,000

	8,136,000	8,120,000

Diluted Earnings Per Share	$0.09	$0.08